                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                            United Financial Corp.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  81-4239109
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                               Peter M. Kennedy
                         Eighteen Seventy Corporation
                             2 Manhattanville Road
                           Purchase, New York  10577
                                (914) 694-3999
- --------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
               Authorized To Receive Notices and Communications)


                                  May 1, 1996
- --------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of Securities described in Item 1; and (2) has beneficial ownership of less than five percent of such class. See Rule 13d-7)

Note:  Six copies of this statement, including all exhibits, should be filed with the Securities and Exchange Commission.  See Rule 13d-1(a) of the
Securities and Exchange Commission for other parties to whom copies are to be sent.
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                                                                     PAGE 2 OF 9


CUSIP No. 81-4239109
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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                                     PAGE 3 OF 9

CUSIP No. 81-4239109
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- ----------------------------------------------------------------------
1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Eighteen Seventy Financial Inc.
     13-3438193

- ----------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:
     (a)
     (b) . . . x

- ----------------------------------------------------------------------
3)   SEC Use Only

- ----------------------------------------------------------------------
4)   Source of Funds . . . [WC]

- ----------------------------------------------------------------------
5)   Check If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e):  [  ]

- ----------------------------------------------------------------------
6)   Citizenship or Place of Organization:

     The Reporting Person is a corporation organized under the laws of the State of Delaware.

- ----------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting
Person with:

7)   Sole Voting Power                 120,000 shares
- ----------------------------------------------------------------------
8)   Shared Voting Power               N/A
- ----------------------------------------------------------------------
9)   Sole Dispositive Power            120,000 shares
- ----------------------------------------------------------------------
10)  Shared Dispositive Power          N/A
- ----------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                 120,000 shares
- ----------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares:  [  ]
- ----------------------------------------------------------------------
13)  Percent of Class Represented by Amount in
     Row (11)                                          9.8%
- ----------------------------------------------------------------------
14)  Type of Reporting Person          CO
- ----------------------------------------------------------------------
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                                                                     PAGE 4 OF 9

CUSIP No. 81-4239109
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- ----------------------------------------------------------------------
1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Eighteen Seventy Corporation
     13-3130342

- ----------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:
     (a)
     (b) . . . x
- ----------------------------------------------------------------------

3)   SEC Use Only
- ----------------------------------------------------------------------

4)   Source of Funds . . . N/A - See Item 5.
- ----------------------------------------------------------------------

5)   Check If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e):  [  ]
- ----------------------------------------------------------------------

6)   Citizenship or Place of Organization:

     The Reporting Person is a corporation organized
     under the laws of the State of Delaware.
- ---------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting
Person with:

7)   Sole Voting Power                N/A - See Item 5.
- ---------------------------------------------------------------------
8)   Shared Voting Power              N/A - See Item 5.
- ---------------------------------------------------------------------
9)   Sole Dispositive Power           N/A - See Item 5.
- ---------------------------------------------------------------------
10)  Shared Dispositive Power         N/A - See Item 5.
- ---------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                N/A - See Item 5.
- ---------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares:  [  ]
- ---------------------------------------------------------------------
13)  Percent of Class Represented by Amount in
     Row (11)                         N/A
- ---------------------------------------------------------------------
14)  Type of Reporting Person         HC; CO
- ---------------------------------------------------------------------
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                                                                     PAGE 5 OF 9

CUSIP No. 81-4239109
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Item 1.  Securities and Issuer
- ------------------------------

       This statement on Schedule 13D relates to shares of Common Stock, par value $1.00 per share, of United Financial Corp. ("United"), a Minnesota corporation with its principal executive offices at 601 First Avenue North, Great Falls, Montana 59401.

       United was created to be the parent holding company of United Savings Bank, F.A. ("United Savings"), a federally chartered savings bank. United acquired all of the issued and outstanding shares of United Savings Common Stock in a transaction in which each outstanding share of United Savings Common Stock was converted into one share of United Common Stock and United Savings became a wholly owned subsidiary of United (said transaction being referred to herein as the "Reorganization").

       Prior to the consummation of the Reorganization, the Reporting Persons had filed one statement on Schedule 13D and two amendments thereto with the Federal Home Loan Bank Board and its successor, the Office of Thrift Supervision ("OTS"), with respect to their ownership of shares of United Savings. The most recent amendment was filed with the OTS on June 14, 1989. The acquisition of securities requiring the filing of this Schedule 13D resulted from the conversion by operation of law of the Reporting Persons' shares of United Savings Common Stock into an identical number of shares of United Common Stock, and not from any action on the part of the Reporting Persons.


Item 2.  Identity and Background
         -----------------------

       The Reporting Persons, Eighteen Seventy Corporation ("Eighteen Seventy"), and Eighteen Seventy Financial Inc. ("Financial") (together, the "Reporting Persons"), are both corporations duly organized and in good standing under the laws of the State of Delaware. The address of the principal business and principal office of each is 2 Manhattanville Road, Purchase, New York 10577.
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CUSIP No. 81-4239109
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       Eighteen Seventy is a holding company which, through subsidiaries, holds investments in securities and real estate. Financial is one such subsidiary which invests in securities.

       The directors and executive officers of the Reporting Persons and their respective business addresses are as set forth in Schedule I attached hereto. All are citizens of the United States. The positions listed for each such individual in Schedule I, together with their employment with affiliates of the Reporting Persons, constitute such individual's principal employment.

       Peter M. Kennedy, Marie E. Kennedy and Peter M. Kennedy, III, are collectively the majority stockholders of Eighteen Seventy and directors of both of the Reporting Persons, and may be deemed to control Eighteen Seventy.

       None of the Reporting Persons and none of the individuals listed in
Schedule I, during the past five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other
         Consideration
         -----------------------------------

       Because, as described in Item 1, above, the shares of United Common Stock to which this statement relates were acquired by operation of law, no cash or other consideration was paid for these shares. The aggregate purchase price for the 120,000 shares of United Common Stock owned by the Reporting Persons prior to the Reorganization was $850,650.56. Funds for the acquisition have been derived from consolidated working capital of the Reporting Persons, and the shares are held free of any lien at this time.
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                                                                     PAGE 7 OF 9

CUSIP No. 81-4239109
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Item 4.  Purpose of Transaction
         ----------------------

       The shares of United Savings Common Stock acquired by the Reporting Persons prior to the Reorganization were acquired by the Reporting Persons for investment purposes. The Reporting Persons continue to hold the shares of United Common Stock to which this statement relates for investment purposes. The Reporting Persons might, from time to time, acquire additional securities of United or dispose of some or all of the shares of United Common Stock they have acquired, in the open market or in privately negotiated transactions or otherwise, depending on price, availability of shares, the Reporting Persons' views of the business and prospects of United and other factors deemed relevant by the Reporting Persons. One component of the Reporting Persons' investment strategy may be the hedging of its investment in the United Common Stock by such techniques as the sale of call options on, or short-sales against the box of, shares of United. To the extent employed, such techniques might involve the encumbrancing of an equivalent portion of Financial's holdings of United Common Stock shares.

       Regulations of the OTS prohibit any person or group of persons acting in concert from acquiring "control" of a savings bank such as United Savings without prior regulatory approval from the OTS. Under the regulations, "control" is rebuttably presumed, among other things, when a person or group acting in concert has acquired "beneficial ownership" of more than 10% of the outstanding shares of any class of the "voting stock" of the savings bank in question, provided one or more "control factors" is present.

       At the present time the Reporting Persons do not intend to increase their holdings of United Common Stock to 10% or more of the total shares outstanding.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

       (a) The aggregate number and percentage of the class of securities to which this amendment relates which are beneficially owned by each of the Reporting Persons are as follows:
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                                                                     PAGE 8 OF 9

CUSIP No. 81-4239109
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                      Number of          Percentage
                        Shares            of Class
                      ----------         -----------

Financial*            120,000            9.8%

* Financial directly owns all of the reported shares of United. Financial is a wholly owned subsidiary of Eighteen Seventy.

       (b) Financial has sole power to vote and dispose or direct the disposition of all 120,000 shares of United Common Stock to which this statement relates.

       (c) No transactions in United Common Stock were effected by Financial during the past sixty days.

       (d) Except as described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the shares of United Common Stock reported in this statement.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities
         of the Issuer
         ------------------------------------------

       Not applicable.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

       Not applicable.
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                                                                     PAGE 9 OF 9

CUSIP No. 81-4239109
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                                   SIGNATURES
                                   ----------


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 1996        EIGHTEEN SEVENTY FINANCIAL INC.
- ---------------
    (Date)

                           By: /s/ Peter M. Kennedy
                               --------------------------
                               Its President
                                   ----------------------
                                   Peter M. Kennedy


August 30, 1996        EIGHTEEN SEVENTY CORPORATION
- ---------------
    (Date)

                           By: /s/ Peter M. Kennedy, III
                               --------------------------
                               Its President
                                   ----------------------
                                   Peter M. Kennedy, III

                                   SCHEDULE I
                                   ----------


       A.  The directors and executive officers of Financial are as follows:

    Name                      Business Address            Title
   -----                      ----------------            -----

Peter M. Kennedy            2 Manhattanville Road   President and Director
                            Purchase, NY  10577

Peter M. Kennedy, III       2 Manhattanville Road   Vice President and
                            Purchase, NY  10577     Director

Marie E. Kennedy            2 Manhattanville Road   Vice President,
                            Purchase, NY 10577      Assistant Secretary
                                                    and Director

John J. Kennedy             2 Manhattanville Road   Vice President,
                            Purchase, NY  10577     Secretary and Director

John P. McDonnell           2 Manhattanville Road   Vice President,
                            Purchase, NY10577       Treasurer and Assistant
                                                    Secretary

Robert L. Nosworthy         2 Manhattanville Road   Vice President and
                            Purchase, NY  10577     Assistant Secretary

Carol Lawrence              2 Manhattanville Road   Assistant Secretary
                            Purchase, NY  10577


       B. The directors and executive officers of Eighteen Seventy are as follows:

    Name                      Business Address             Title
    ----                      ----------------             -----

Peter M. Kennedy            2 Manhattanville Road   Chairman of the Board
                            Purchase, NY  10577     and Director

Peter M. Kennedy, III       2 Manhattanville Road   President and
                            Purchase, NY  10577     Director

Marie E. Kennedy            2 Manhattanville Road   Vice President,
                            Purchase, NY  10577     Assistant Secretary
                                                    and Director

John J. Kennedy             2 Manhattanville Road   Vice President,
                            Purchase, NY  10577     Secretary and Director

John P. McDonnell           2 Manhattanville Road   Vice President,
                            Purchase, NY  10577     Treasurer and
                                                    Assistant Secretary

Robert L. Nosworthy         2 Manhattanville Road   Vice President and
                            Purchase, NY  10577     Assistant Secretary

Carol Lawrence              2 Manhattanville Road   Assistant Secretary
                            Purchase, NY  10577


                                     -ii-